Filed by Salix Pharmaceuticals, Ltd.

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Salix Pharmaceuticals, Ltd.

(Commission File No.: 000-23265)

The following are excerpts from the transcript of Salix Pharmaceuticals, Ltd. Investor Day held on July 9, 2014:

. . .

Michael Freeman - Salix Pharmaceuticals, Inc. - Associate Vice President, Investor Relations and Corporate Communications

. . .

A quick look at our agenda. Carolyn Logan will begin with a brief overview of the Cosmo transaction and then a corporate overview of our current business.

. . .

Carolyn Logan - Salix Pharmaceuticals, Inc. - President and CEO

. . .

And we’re very honored to have Cosmo senior management with us today. We have the chairman, Mauro. Would you please stand? We have the CEO, Alessandro, who will become a Salix board member after our transaction closes, and would the rest of the Cosmo senior management team that are present — we have chief financial officer, head of R&D, chief operating officer.

We have numerous people from Cosmo, if any of you would like to speak with them. They are rushing back to Zurich, where they have an Investor Day tomorrow. So I believe I have made all the introductions. My job today is to give you an overview. So I’m going to walk you through my slides rather quickly because I know that you’re very anxious to get to Dr. Forbes and our thought leaders. Not going to spend a lot of time on the Cosmo transaction because we issued a press release last night, we did a conference call.

But I just want to take a minute because this is so important to us and not only our short-term but probably more importantly our long-term future and prospects. So this definitely enhances our position in our gastrointestinal space. We do intend to stay focused in gastrointestinal. We have a lot of products, a lot of pipeline, but we also still have holes that we would like to fill. Certainly this makes us far more competitive when we’re out looking at in-licensing opportunities or any type of M&A. Uceris, we believe, is going to be a significant product in our portfolio.

I’ll show you what our peak year sales projection is a little bit further in the presentation, but by doing this deal, we no longer will pay royalty and milestone payments, so it takes the profitability from about 78 percent to 95 percent. We’re very excited about rifamycin MMX as well as methylene blue MMX. I think the MMX technology has been proven as a very successful platform through not only Uceris but also through Lialda.

So by having this platform and these products in that — with rifamycin MMX, for example, studies are well underway — one’s been completed in travelers’ diarrhea — we believe the much larger opportunity is diverticulitis. This is exactly what we like to do, a product that gastroenterologists would appreciate and prescribe, but also primary care physicians. So we’re very excited about that. Methylene blue, of course, will aid in colon cancer detection. One of the few cancers if caught early can be cured.

So that is a big opportunity for us. Of course, the new corporate structure — there are numerous advantages to that. I think all of you are well versed in that or hopefully you are and you realize how competitive it makes a company who has done one of these transactions. And so when the window closes on this opportunity, those people that are on the side that have completed these types of transactions, we believe, are going to have a distinct advantage over those who have not.

So we are very pleased to have been able to complete this. And then, of course, this deal, going forward, becomes very accretive. In 2015, depending on timing of the close, it could be early in fourth quarter. If it is, the numbers we mentioned yesterday, of being a little dilutive in 2015, probably in that mid-single-digit range, that will turn out to be very conservative if we close early in fourth quarter. If we close later in fourth quarter, it’ll be right on track. But will be modestly accretive in 2016 and growing in accretion thereafter.

And, of course, as we in-license or acquire new things, then that all falls into this preferred structure and just gets better and better. All right. Let’s move to last time we did an Investor Day. How many of you were at our Investor Day in 2009? A few hands. Well, we’ve changed a lot since then. So just by comparison to 2014, in 2009, we had about 12 products, 2014, 22. And since our Cosmo transaction has not closed, I don’t have any of that in here. Pipeline products, 5 versus 9. Of course, with Cosmo, we have additional products there.

. . .

So you’ve seen parts of this slide. Current business, May prescriptions, dollarized, annualized, peak year sales for our currently marketed products. If you look at just our pipeline peak year sales, you jump to almost $8 billion. And remember, in this pipeline is not included rifamycin MMX or methylene blue MMX because this transaction has not closed yet. So I hope you get the feeling of why we’re so excited about what is going on at Salix right now and the future that we have to look forward to. . . .

William Forbes, PharmD - Salix Pharmaceuticals, Inc. - Executive Vice President, Medical, Research, and Development, and Chief Development Officer

. . .

But here’s a simple slide that breaks it down into the efforts that we have ongoing right now. . . . Chronic liver disease, of course, is something that’s very important to us. And we continue to from a business development perspective to hunt potential opportunities in chronic liver disease. Diagnostics, of course, is important to the physician group that we call upon, and so the bowel cleansing, and, of course, the adenoma/carcinoma detection rates into something that, if the Cosmo deals go through on, not only with rifamycin but with the functional GI and the inflammatory conditions, but also with the methylene blue as it relates to diagnostics is something that has certainly caught our attention. . . . Rifaximin MMX for travelers’ diarrhea if the Cosmo deal progresses, and the methylene blue, so that’s phase III opportunities. . . . And then, of course, if the Cosmo deal progresses, methylene blue MMX and rifamycin MMX is in phase III. . . .

Adam Derbyshire - Salix - Executive Vice President, Finance and Administration, and Chief Financial Officer

. . .

And one of those initiatives is the announcement we made last night and the acquisition of Cosmo Technologies. We’re very excited about that, not only for the pipeline that that brings but obviously for the efficient tax structure that also brings to us and the value that creates for shareholders.

This builds off of the slide that Carolyn spoke of earlier. I won’t address the first two columns, but what’s different on the third column from the pipeline is that we’ve added onto that. The Rifamycin MMX opportunity for travelers’ diarrhea and diverticulitis, as well as the Methylene Blue MMX. So you can see that that takes that peak analysis over $8 billion — about $8.2 billion — and then if you move that over to our approved products peak and then the total pipeline peak, that pushes you up against about $11.5 billion.

For illustrative purposes, what we assumed is that 50 percent of that will be realized of the pipeline, and added that to the approved products. So you can still see that that’s tremendous growth of $7.3 billion coming off of the May prescriptions that we’ve dollarized of $1.5 billion.

The other thing I think is important to point out: this isn’t growth from one, two, or three products. This is growth from numerous products. So lots of shots on goal. And then when they do hit, then that allows us to diversify our revenue stream. So we’re just excited that these opportunities are coming from numerous products and/or new indications.

This gives you a sense of the leverage of the model, the beauty of focusing in on one area — in our case, it’s gastro-intestinal disorders and diseases — is that you just get a lot of leverage from staying focused. So you can see what [unintelligible] 2012 and 2013, and in the next three to five years we would expect to pick up some leverage in gross margin; obviously in sales and marketing, and in R&D, leading to EBITDA margins in the 45 to 50 percent range.

On the tax line, we’re assuming that that would be an effective tax rate of 20 percent, but keep in mind: we can achieve that today, with today’s base business. All future M&A and acquisitions will just drive that further down. So there is upside there. All of that leading to an adjusted net income of 32 to 37 percent. So not only is the growth coming from the leverage, but it’s also coming from the products and the new indications on top of that.

. . .

We have numerous pipeline opportunities that address unmet need, large dollar markets, and with hopefully the closing of the Cosmo technology acquisition we bring two more to that definition. So we have MMX Rifamycin, MMX for diverticulitis that meets that definition, and then Methylene Blue MMX as well. So again, a lot of shots on goal.

. . .

David Amsellem - Piper Jaffray

. . .

Secondly, just in the wake of the transaction yesterday, how are you thinking about M&A in terms of what kind of light you can shed on where your BD priorities are, the extent to which you want to branch beyond GI, et cetera? Thanks.

. . .

Carolyn Logan - Salix Pharmaceuticals, Inc. - President and CEO

. . .

Diverticulitis is an area we’ve been interested in for some time, and of course we believe that the Cosmo transaction will close in fourth quarter and we’ll be able to put Rifamycin MMX into development for this large and important indication.

. . .

Adam Derbyshire - Salix - Executive Vice President, Finance and Administration, and Chief Financial Officer

And the M&A strategy has not changed whatsoever. If anything, we want to get more aggressive. Now that we have this tax-efficient structure in place, the more we can tuck into that, then the better we can create value.

. . .

Shibani Malhotra - Sterne Agee

. . .

The second for Adam, regarding the deal last night. Could you explain the mechanics around why the tax efficiencies do not hit until 2016? I think that’s something you said during the call last night.

. . .

Adam Derbyshire - Salix - Executive Vice President, Finance and Administration, and Chief Financial Officer

And in terms of the transaction and the tax rate, because of the way this transaction has been structured, there is a waiting period before we can put mechanisms in place that allow us to utilize the mechanism to get a more favorable tax rate. And so as Carolyn said earlier, if we can close sooner in fourth quarter, that will be beneficial. And so that will lessen the impact of the single-digit dilution. If it’s later, then that’s where we’ll end up for 2015. So it’s just a period of time that you need to wait to get the structure in place, and that’s when you start reaping the benefits of the advantageous tax rate. And then over time we would expect that with today’s given structure to go to about 20 percent over the next two to three years, and then again, future M&A, going straight into the Irish sub that even lowers that rate more so.

. . .

Corey Davis - Canaccord

And then last question for Adam — there seems to be some confusion out there as to exactly what the price is that you paid for the piece of Cosmo that you bought. So could you give us a number? Then also in your analysis, what would you expect the timeframe for the return on that investment to be?

Adam Derbyshire - Salix - Executive Vice President, Finance and Administration, and Chief Financial Officer

So based on today’s price, and this won’t be officially priced until midnight prior to closing, and that will have a lot to do with how our stock price moves, but based on today’s price and assuming 78 million fully diluted share count for us, and that works in all the mechanics of our converts, in order for Cosmo to have slightly more than 20 percent and us to have slightly less than 80 percent, that would yield a 19 to 20 million ordinary share price. So you attach that to the stock price today, then that gets you probably in the 2.5 to 2.6 billion range.

We did a lot of analysis, and obviously we had investment bankers do a lot of analysis. And if you really look at the sum of the parts, which we think is the most credible way of looking at this, and you take into consideration the pipeline, you take into consideration the change in economics for Uceris, and you build all that up with probability, weighted, adjusted, you can justify a lot of that just based on the pipeline. But obviously there are some tax advantages that come into play. So that makes up for the difference as well. But there’s a lot of value in this pipeline, and we’re excited that hopefully this closes, and we’re excited to get those programs moving.

. . .

David – Buckingham Research Group

. . .

And you also obviously have the Euceris driver as part of the Cosmo deal. So why would we be looking at a three to five-year outlook where gross margin stays actually flat at 81 percent? I would think that with Xifaxan over 1.7 billion and with the capture on the loop in API and Euceris gross margin expansion, we should be seeing more significant gross margin capture.

. . .

Adam Derbyshire - Salix - Executive Vice President, Finance and Administration, and Chief Financial Officer

And we provided a range, so you can take the upper end of that range. And some things for you to think about is we have some other products like Solesta that will be growing over the years where the margins are not quite as great. And in terms of the API, it’s going to take awhile because we have been stockpiling some API from some other partners, and we need to get through that, which we will. And then we’ll be able to get into API that’s less expensive. That’s probably going to be in the latter part of 2015, early 2016 timeframe.

David – Buckingham Research Group

If I could just sneak in one more on the tax question? Adam, maybe you could just talk about where the tax rate should be without the deal for 2015 and onward. Are you expecting it to be at 20 percent, and can it go lower than that?

Adam Derbyshire - Salix - Executive Vice President, Finance and Administration, and Chief Financial Officer

Without the combination with Cosmo Technologies, our tax rate next year would be roughly 35 percent because we would get some benefit carryover from the Santarus acquisition and then going to the 38 to 40 percent. And so now with this combination and with it closing, that gets us to a 25 percent effective rate in 2015, moving to 20 percent in the next two to three years.

Carolyn Logan - Salix Pharmaceuticals, Inc. - President and CEO

And it only gets better as we [license] more things and are able to take advantage of that. Any more questions? Please don’t be shy. Just walk up to the microphone, and we will be happy to try to answer your questions. If there are no more questions — one more?

Annabel Saminy – Stifel

Just going back to the tax rate question, yesterday you mentioned that you’re going to keep all your IP in the U.S. So I guess it’s a little bit confusing to understand how you actually get your tax rate to 20 percent if most of the revenues are still generated and housed in the U.S. So maybe you can explain the mechanics of that a little bit.

Adam Derbyshire - Salix - Executive Vice President, Finance and Administration, and Chief Financial Officer

Sure. This is not unique to us. There have been a lot of these announcements. But there’s a mechanism by which you can place intercompany debt into the international sub. And a portion of that interest expense can shield income in the U.S. So that’s your immediate benefit that occurs. And then over time, as your business builds, you can continue adding on top of that intercompany debt and shield more income. So that’s what gets you to 25 to 20.

But really the powerfulness of this is getting that structure in place and being very active on the M&A front. And then when you are active on the M&A front, you just go straight into the 12  1⁄2 percent structure. And when those opportunities start developing income, then that’s when it’s taxed at the 12  1⁄2 percent, and that’s what can squeeze it down from 20 percent into the teens.

Annabel Saminy – Stifel

I just wanted to confirm the 78 million shares outstanding assumes that all the [unintelligible] are in the money and then you’re adding another 19 to 20 million on top of that. And if you are adding intercompany debt, is there any restructuring of current debt that you have that you are anticipating?

Adam Derbyshire - Salix - Executive Vice President, Finance and Administration, and Chief Financial Officer

No, there’s no restructuring, no.

Cautionary Statement Regarding Forward-Looking Statements

Please Note: The statements provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained. Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described herein include, among others: uncertainties as to the ability to successfully complete the proposed transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Agreements, and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix’s marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; changes in tax laws or interpretations thereof; general economic and business conditions; and other factors. Readers are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof. Salix does not undertake to update any of these statements in light of new information or future events, except as required by law. The reader is referred to the documents that Salix files from time to time with the SEC.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction and required stockholder approval, Cosmo Pharmaceuticals S.p.A, Cosmo Technologies Limited and Salix will file relevant materials with the SEC, including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the stockholders of Salix after the registration statement is declared effective. The registration statement has not yet become effective.

SALIX’S STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Salix’s stockholders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by Salix at the SEC’s web site at www.sec.gov. Copies of Salix’s filings with the SEC may be obtained free of charge at the “Investors” section of Salix’s website at www.salix.com or by contacting the Investor Relations Department of Salix at 919-862-1000.

Participants in the Solicitation

Salix and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in Salix’s Proxy Statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 28, 2014 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from Salix on its website or by contacting the Investor Relations Department at the telephone number above.